Exhibit 3.2

Subsidiaries of Beleza Luxury Goods, Inc.

Amerioca Consultant, LLC
Amerioca Consultant, LLC, doing business as ("dba") Marcus B. Smith Galleries operates as a fine art gallery and also offers art collection consulting services. This subsidiary acts as one of the operating companies for the art sales activities relating to the company's art business(s) in the Company's operations are based in Houston, Texas.

Pablo and Peter Calico Promotions LLC
Pablo and Peter Calico Promotions LLC, ("dba") Pablo Calico Cigars, imports, distributes, wholesales and retails hand made cigars imported from Brazil. This subsidiary acts as one of the operating companies for the cigar sales activities relating to the company's cigar business(s) and the Company's operations are based in Houston, Texas.